Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered good operational performance and landmark innovation in 2017, entering our next growth phase
•	Full year sales grew 2% (cc, +1% USD) as strong performance of our growth drivers, including Cosentyx and Entresto, more than offset Gleevec/Glivec generic erosion:
o	Cosentyx grew to USD 2.1 billion in 2017, USD 615 million in Q4
o	Entresto grew to USD 507 million in 2017, USD 185 million in Q4
o	Oncology excluding Gleevec/Glivec grew 10% (cc), with 13% (cc) growth in Q4
•	Full year 2017 core[1] operating income was broadly in line with prior year (0% cc, -1% USD) as sales growth and productivity fully offset generic erosion and growth investments:
o	Core EPS of USD 4.86, grew 3% (cc, +2% USD)
•	Operating income was up 7% (cc, +4% USD), growing ahead of core operating income, partly due to lower amortization
•	Net income grew 12% (cc, +15% USD), growing ahead of operating income, mainly due to higher income from associated companies
•	Free cash flow[1] grew 10% to USD 10.4 billion
•	Alcon returned to growth, sales up 4% (cc/USD) and core operating income up 5% (cc, +1% USD)
•	Landmark year for innovation with 16 major approvals, 16 major submissions and 6 FDA Breakthrough Therapy designations; Q4 highlights:
o	RTH258[2] showed superiority vs. aflibercept in secondary endpoint measures of disease activity
o	Kymriah filed DLBCL in the US with Priority Review and in the EU with accelerated assessment
o	ACZ885 submitted to FDA and EMA for cardiovascular risk reduction
o	Biosimilars for adalimumab (US) and pegfilgrastim (EU) filed
•	Advanced Accelerator Applications acquisition completed
•	Dividend of CHF 2.80 per share, an increase of 2%, proposed for 2017
•	2018 Group Outlook:
o	Net sales are expected to grow low to mid single digit (cc)
o	Core operating income is expected to grow mid to high single digit (cc)
•
Elizabeth Barrett has been appointed CEO Novartis Oncology and Robert Kowalski, Head of Global Regulatory Affairs, will assume ad interim leadership of the Drug Development Organization, both effective February 1, 2018

Key figures[1]
	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 915	12 322	5	2	49 109	48 518	1	2
Operating income	2 070	1 455	42	41	8 629	8 268	4	7
Net income	1 976	936	111	58	7 703	6 698	15	12
EPS (USD)	0.85	0.40	113	59	3.28	2.82	16	14
Free cash flow	2 456	2 976	-17		10 428	9 455	10
Core
Operating income	3 223	3 013	7	5	12 850	12 987	-1	0
Net income	2 818	2 658	6	4	11 391	11 314	1	2
EPS (USD)	1.21	1.12	8	6	4.86	4.75	2	3

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 42 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 RTH258 also met its primary endpoint of non-inferiority compared to aflibercept in mean change in best-corrected visual acuity for nAMD

Basel, January 24, 2018 — Commenting on the results, Joe Jimenez, CEO, said:
“Novartis had a good year in 2017. Cosentyx reached multi-blockbuster status, Entresto delivered over USD 500 million in sales and Alcon returned to growth. It was a landmark year for innovation resulting in a rich late stage pipeline. With several key launches on the horizon and our new operating model in place, Novartis is poised for sustainable growth.”
Vas Narasimhan, designated CEO from February 1, commented:
“I want to thank Joe and the Board for their leadership and guidance as I transition to my new role. As CEO my priorities will be driving our next growth phase by strengthening operational execution, delivering more breakthrough innovation, pivoting to become a data centric, digitally enabled organization, building trust and reputation and transforming our culture. I feel privileged to lead Novartis at this exciting time.”

GROUP REVIEW

Fourth quarter financials

Net sales were USD 12.9 billion (+5%, +2% cc) in the fourth quarter, as volume growth of 7 percentage points (cc), including growth from Cosentyx and Entresto, was partly offset by the negative impacts of generic competition (-3 percentage points) and pricing (-2 percentage points).

Operating income was USD 2.1 billion (+42%, +41% cc) mainly driven by growth drivers, productivity, lower impairments and a gain from achievement of a sales milestone related to the 2015 Vaccines divestment to GSK, which were partly offset by generic erosion. Core adjustments amounted to USD 1.2 billion (2016: USD 1.6 billion).

Net income was USD 2.0 billion (+111%, +58% cc), driven by the strong operating income growth and higher income from associated companies. The prior year included exceptional charges related to a revaluation loss in Venezuela of USD 0.3 billion.

EPS was USD 0.85 (+113%, +59% cc), driven by growth in net income and the benefit from the share buyback program.

Core operating income was USD 3.2 billion (+7%, +5% cc) as growth drivers and productivity more than offset generic erosion. Core operating income margin in constant currencies increased 0.7 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a net increase of 0.5 percentage points to 25.0% of net sales.

Core net income was USD 2.8 billion (+6%, +4% cc) driven by growth in core operating income.

Core EPS was USD 1.21 (+8%, +6% cc), driven by growth in core net income and the benefit from the share buyback program.

Free cash flow amounted to USD 2.5 billion (-17% USD) compared to USD 3.0 billion in prior year. The decrease of USD 0.5 billion was mainly driven by lower cash flows from operating activities and higher net investments.

Innovative Medicines net sales were USD 8.8 billion (+6%, +4% cc) in the fourth quarter. Volume contributed 9 percentage points to sales growth. Generic competition had a negative impact of 4 percentage points largely due to Gleevec/Glivec genericization in Europe and the US. Pricing had a negative impact of 1 percentage point.

Operating income was USD 1.8 billion (+33%, +31% cc) driven by higher sales and lower impairments, partly offset by generic erosion and growth investments for Cosentyx, Entresto and Kisqali. Core adjustments were USD 0.9 billion (2016: USD 1.0 billion). Core operating income was USD 2.7 billion (+11%, +9% cc). Core operating income margin in constant currencies increased by 1.5 percentage points mainly driven by improved gross margin from productivity; currency had a negative impact of 0.1 percentage points, resulting in a net increase of 1.4 percentage points to 30.5% of net sales.

Sandoz net sales were USD 2.6 billion (0%, -4% cc) in the fourth quarter, as 8 percentage points of price erosion, mostly in the US, was partly offset by volume growth of 4 percentage points. US sales declined 17% due to increased industry-wide pricing pressure and continued customer consolidation. Excluding the US, net sales grew 4% (cc). Global Biopharmaceuticals grew 6% (cc).

Operating income was USD 305 million (-16%, -19% cc) mainly due to US price erosion and higher manufacturing restructuring charges, partly offset by continued gross margin improvement. Core operating income was USD 543 million (+4%, +1% cc). Core operating income margin increased by 1.1 percentage points (cc) mainly driven by favorable product and geographic mix and ongoing productivity improvements; currency had a negative impact of 0.2 percentage points, resulting in a net increase of 0.9 percentage points to 20.9% of net sales.

Alcon net sales were USD 1.6 billion (+8%, +6% cc) in the fourth quarter. Surgical growth of +9% (cc) was driven by cataract consumables and IOLs. Vision Care grew +2% (cc) including continued double-digit growth of Dailies Total1, partly offset by declines in the weekly/monthly portfolio. Stock in trade movements accounted for approximately 1% (cc) of Alcon growth in the quarter. Alcon’s results reflect the fourth consecutive quarter of net sales growth as a result of improved operations, innovation, and customer relationships.

Operating loss was USD 78 million, compared to a loss of USD 120 million in the prior year, the improvement driven mainly by higher sales. Core operating income was USD 221 million (+36%, +36% cc), primarily driven by the higher sales. Core operating income margin in constant currencies increased by 3.0 percentage points mainly driven by higher sales; currency had a negative impact of 0.2 percentage points, resulting in a net increase of 2.8 percentage points to 14.1% of net sales.

Full year financials

Net sales were USD 49.1 billion (+1%, +2% cc) in the full year, as volume growth of 7 percentage points (cc), including growth from Cosentyx and Entresto, was partly offset by the negative impacts of generic competition (-3 percentage points) and pricing (-2 percentage points).

Operating income was USD 8.6 billion (+4%, +7% cc) as growth drivers, productivity, lower amortization and a gain from achievement of a sales milestone related to the 2015 Vaccines divestment to GSK, more than offset generic erosion. Core adjustments amounted to USD 4.2 billion (2016: USD 4.7 billion).

Net income was USD 7.7 billion (+15%, +12% cc) driven by higher operating income and income from associated companies. The prior year included exceptional charges related to a revaluation loss in Venezuela of USD 0.3 billion.

EPS was USD 3.28 (+16%, +14% cc) driven by net income growth and the benefit from the share buyback program.

Core operating income was USD 12.9 billion (-1%, 0% cc) broadly in line with prior year as sales growth and productivity fully offset generic erosion and growth investments. Core operating income margin in constant currencies decreased 0.3 percentage points, mainly due to generic erosion of Gleevec/Glivec, partly offset by growth drivers and productivity; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 0.6 percentage points to 26.2% of net sales.

Core net income was USD 11.4 billion (+1%, +2% cc), growing above core operating income due to higher core income from associated companies.

Core EPS was USD 4.86 (+2%, +3% cc) driven by growth in core net income and the benefit from the share buyback program.

Free cash flow amounted to USD 10.4 billion (+10% USD) compared to USD 9.5 billion in 2016. The increase was mainly driven by favorable working capital changes and lower legal settlement payments out of provisions.

Innovative Medicines delivered net sales of USD 33.0 billion (+1%, +2% cc) in the full year, including USD 2.1 billion of Cosentyx and USD 507 million of Entresto. Volume growth of 8 percentage points more than offset the negative impact of generic competition (-5 percentage points) and pricing (-1 percentage point).

Operating income was USD 7.8 billion (+5%, +7% cc) mainly driven by higher sales, lower amortization and productivity, partly offset by generic erosion and growth investments. Core adjustments totaled USD 2.5 billion (2016: USD 2.9 billion). Core operating income was USD 10.3 billion (0%, +2% cc).

Core operating income margin in constant currencies slightly decreased by 0.1 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 0.5 percentage points to 31.3% of net sales.

Sandoz net sales were USD 10.1 billion (-1%, -2% cc) in the full year, as volume growth of 6 percentage points was more than offset by 8 percentage points of price erosion. Sales in the US declined 12% mainly due to increased industry-wide pricing pressure and continued customer consolidation. Excluding the US, net sales grew by 4% (cc). Global Biopharmaceuticals grew 12% (cc).

Operating income was USD 1.4 billion (-5%, -7% cc) mainly due to US price erosion, increased investments in ex-US M&S and higher manufacturing restructuring charges, partly offset by continued gross margin improvement. Core operating income was USD 2.1 billion (0%, -1% cc). Core operating income margin in constant currencies increased 0.1 percentage points; currency had a positive impact of 0.2 percentage points, resulting in a net increase of 0.3 percentage points to 20.7% of net sales.

Alcon net sales were USD 6.0 billion (+4%, +4% cc) for the full year. Surgical sales grew +5% (cc), driven by strong performance of the vitreoretinal portfolio and cataract consumables. Vision Care sales grew +3% (cc), driven by continued double-digit growth of Dailies Total1.

Operating loss was USD 190 million for the full year, compared to a loss of USD 132 million in the prior year, mainly due to growth plan investments and higher impairment charges related to business development activities, partly offset by higher sales. Core operating income was USD 857 million (+1%, +5% cc), as higher sales were partly offset by growth plan investments. Core operating income margin in constant currencies increased by 0.2 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.4 percentage points to 14.2% of net sales.

Key growth drivers

Underpinning our financial results in the fourth quarter is a continued focus on key growth drivers, including Cosentyx, Entresto, Promacta/Revolade, Tafinlar + Mekinist, Jakavi, Kisqali, Tasigna,  Kymriah and Gilenya as well as Biopharmaceuticals and Emerging Growth Markets.

Growth Drivers (Q4 performance)
•	Cosentyx (USD 615 million, +53% cc) showed strong growth across all indications, with more than 125,000 patients treated since launch.
•	Entresto (USD 185 million, +164% cc) performance driven by growing adoption by physicians in US and Europe, and continued market access improvements.
•	Promacta/Revolade (USD 255 million, +43% cc) grew double-digit across all regions, driven by continued worldwide uptake for chronic immune thrombocytopenia.
•	Tafinlar + Mekinist (USD 246 million, +33% cc) performance was driven by continued double-digit growth in the US due to increased demand and new launches in Europe.
•
Jakavi (USD 228 million, +33% cc) showed continued double-digit growth across all regions driven by myelofibrosis and reimbursement of the second-line polycythemia vera indication in additional countries.

•	Kisqali (USD 35 million) continued to progress in the fourth quarter with growth in the US and additional launches in the EU.
•	Tasigna (USD 485 million, +6% cc) showed solid growth mainly driven by the US.
•	Kymriah launch in the US progressed well in the fourth quarter. 33 treatment centers are now REMs certified, 25 of those are fully operational and we are focused on ensuring access for patients.
•	Gilenya (USD 825 million, -1% cc) slightly declined mainly due to the US, partly offset by growth in Europe.
•
Biopharmaceuticals (USD 309 million, +6% cc) grew mainly driven by Zarxio in the US and launches of Rixathon (rituximab) and Erelzi (etanercept) in the EU, partly offset by competition for Glatopa 20 mg.

Emerging Growth Markets

Net sales in Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew (+8% USD, +7% cc) mainly driven by China (+13% cc).

Strengthen R&D

Innovation Review

Benefitting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Key developments from the fourth quarter of 2017 include:

New approvals and regulatory opinions (in Q4)

•
Tasigna (nilotinib) was approved by the EC for the treatment of pediatric patients with newly diagnosed Philadelphia chromosome-positive chronic myeloid leukemia in the chronic phase (Ph+ CML-CP) and pediatric patients with Ph+ CML-CP with resistance or intolerance to prior therapy including imatinib.

•	Tasigna US product label was updated with the inclusion of Treatment-Free Remission data, following FDA approval.

•
Tafinlar (dabrafenib) + Mekinist (trametinib) combination therapy received FDA Breakthrough Therapy designation and Priority Review for adjuvant stage III BRAF V600 mutation-positive melanoma patients.

•	Promacta (eltrombopag) received FDA Breakthrough Therapy designation in January for first-line use in severe aplastic anemia.

•	Kisqali (ribociclib) received FDA Breakthrough Therapy designation for initial endocrine-based treatment in premenopausal women with HR+/HER2- advanced breast cancer.

•
Gilenya (fingolimod) received FDA Breakthrough Therapy designation for relapsing forms of multiple sclerosis in the pediatric patient population, following the submission of Gilenya for a pediatric MS indication to both FDA and EMA. This was based on the phase III PARADIGMS study in children and adolescents, which showed an 82% reduction in the rate of relapses.

•	Sandoz biosimilar rituximab (Roche’s Rituxan®) was granted manufacturing and marketing approval in Japan by the Japanese regulator, the PDMA.

•	Advanced Accelerator Applications acquisition completed in January.

Regulatory submissions and filings (in Q4)

•
Kymriah (tisagenlecleucel, formerly CTL019) filed with FDA for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (r/r DLBCL) who are ineligible for or relapse after autologous stem cell transplant (ASCT), and with EMA for adult patients with r/r DLBCL who are ineligible for autologous stem cell transplant and children and young adult patients aged 3 to 25 years with relapsed or refractory B cell acute lymphoblastic leukemia. FDA granted Priority Review and EMA granted accelerated assessment of the submission.

•	ACZ885 (canakinumab) submitted supplemental Biologics License Application and Marketing Authorization Application for cardiovascular risk reduction to the FDA and EMA.

•	Sandoz proposed biosimilar pegfilgrastim (Amgen’s Neulasta®) was accepted for regulatory review by EMA.

•	Sandoz proposed biosimilar adalimumab (AbbVie’s Humira®) was accepted for regulatory review by FDA in January.

Results from ongoing trials and other highlights (in Q4)

•
RTH258 (brolucizumab) met its primary endpoint of non-inferiority vs. aflibercept in mean change in best-corrected visual acuity. Additionally, superiority was shown in three secondary endpoints that are considered key markers of nAMD disease, central subfield retinal thickness, retinal fluid and disease activity. Additionally, a majority of patients were on a 12-week treatment schedule immediately following the loading phase in two Phase III trials, also assessed by secondary endpoints in the HAWK and HARRIER trials.

•
Kymriah results from the primary analysis of the pivotal Phase II JULIET trial in adults with r/r DLBCL showed sustained complete responses at six months. The data showed an overall response rate (ORR) of 53.1%, with 39.5% of patients achieving a complete response (CR) and 13.6% of patient achieving a partial response (PR) among 81 infused patients with three or more months of follow-up or earlier discontinuation. At six months from infusion the ORR was 37% with a CR rate of 30%. The median duration of response was not reached.

•	Cosentyx (secukinumab) continues to build on its best-in-class profile:
•	CLARITY study demonstrated Cosentyx superiority to Stelara® (ustekinumab) in delivering clear and almost clear skin at 12 weeks.
•
MEASURE 1 data showed that almost 80 percent of ankylosing spondylitis patients on Cosentyx have no radiographic progression of the spine at 4 years (modified stoke ankylosing spondylitis spinal score <2).

•	FUTURE 5 data demonstrated reduced signs and symptoms of psoriatic arthritis while inhibiting progression of joint structural damage in PsA patients compared to placebo at 24 weeks.
•	GESTURE and TRANSFIGURE studies showed sustained improvements in nail and palmoplantar psoriasis.

•
Kisqali Phase III MONALEESA-7 trial, in combination with an aromatase inhibitor or tamoxifen and goserelin as initial endocrine-based therapy, showed significantly prolonged progression-free survival (PFS) compared to endocrine therapy and goserelin alone (median PFS 23.8 months compared to 13.0 months for tamoxifen or an aromatase inhibitor plus goserelin), in premenopausal or perimenopausal women with hormone-receptor positive, human epidermal growth factor receptor-2 negative (HR+/HER2-) advanced or metastatic breast cancer.

•
ACZ885 pre-planned secondary analysis of an exploratory endpoint in the Phase III CANTOS study showed that people with a prior heart attack who achieved hsCRP levels below 2mg/L at three months after the first dose had a 25% reduction in major adverse cardiovascular events versus placebo. These patients also had a significant reduction of 31% in the rate of cardiovascular death and all-cause death.

•	BAF312 (siponimod) new analysis from Phase III EXPAND study demonstrated its effect on magnetic resonance imaging lesions and brain shrinkage in Secondary Progressive Multiple Sclerosis (SPMS).

•
SEG101 (crizanlizumab) post hoc subgroup analysis from the Phase II SUSTAIN study showed that SEG101 approximately doubled the time to first on-treatment sickle cell pain crisis (also referred to as vaso-occlusive crises) at a monthly dose of 5.0 mg/kg. Results were consistent across patient subgroups despite differences in disease severity, genotype or background therapy.

•	AMG 334 (erenumab) full data from the Phase III STRIVE study in episodic migraine was published in the New England Journal of Medicine.

•
AMG 334 LIBERTY trial, the first migraine prevention trial of its kind conducted specifically in patients who have tried multiple therapies without success, met its primary endpoint of percentage of patients on AMG 334 achieving at least a 50% reduction of migraine days versus placebo. Additionally, all secondary endpoints were met.

•
Gilenya analysis from the Phase III FREEDOMS study in Relapsing Remitting MS (RRMS) showed blood neurofilament levels were significantly lower in patients taking Gilenya compared to placebo at six months.

•
Ultibro Breezhaler new data from the FLASH study showed Ultibro (indacaterol/glycopyrronium) 110/50 mcg significantly improved lung function (trough FEV1) in moderate-to-severe symptomatic and non-frequently exacerbating COPD patients after direct switch from Seretide® (salmeterol/fluticasone) 50/500 mcg.

•	CNP520 BACE1 inhibitor collaboration with Amgen and the Banner Alzheimer's Institute was expanded to initiate a new trial, the Alzheimer's Prevention Initiative Generation Study 2.

Alcon Strategic Review

In early 2017, we announced a strategic review of the Alcon Division in order to explore all options to maximize value for our shareholders.

We have made significant progress in our ongoing strategic review. Alcon returned to growth in 2017, with full year sales growing 4% (cc) and core operating income growing 5% (cc) as a result of improved operations, innovation, and customer relationships. Alcon grew sales (cc) in every quarter of 2017 and accelerated core operating income margin in the second half. As communicated in October, key criteria for a final decision and timing remain continued Alcon sales growth and margin improvement which need to be demonstrated for multiple quarters leading to potential action not likely before first half of 2019.

Additionally, we have transferred the ophthalmic OTC products, together with a small portfolio of surgical diagnostic products, to the Alcon Division effective January 1, 2018. Total 2017 sales for these businesses amounted to approximately USD 0.8 billion. Updated segment financials will be released during Q1.

Product quality strategy

Novartis continues to drive compliance, reliable product quality and sustainable efficiency as part of the quality strategy. A total of 217 Health authority inspections were completed in 2017 (84 in Q4 2017), 30 of which were conducted by the FDA (9 in Q4 2017). Of the 217 inspections, 99% were deemed acceptable. Of the two that were not; one manufacturing site inspection by the Russian Ministry of Industry and Trade resulted in an unsatisfactory outcome (Puurs, Belgium) with corrective and preventative actions on track; the other outcome of an inspection by the Gulf Cooperation Council of the Unterach, Austria site performed in November is pending.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In January 2017, Novartis announced an up to USD 5.0 billion share buyback to be executed on the second trading line. In 2017, Novartis repurchased 56.4 million shares (USD 4.5 billion) under this buyback and 9.8 million shares (USD 0.8 billion) to mitigate dilution related to equity-based participation plans of associates. In addition, 3.8 million shares (USD 0.3 billion) were repurchased from associates and 13.4 million treasury shares (USD 0.9 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 56.6 million versus December 31, 2016. Novartis aims to offset the dilutive impact from equity based participation plans of associates. These treasury share transactions resulted in a net cash outflow of USD 5.2 billion.

As of December 31, 2017, the net debt increased by USD 3.0 billion to USD 19.0 billion versus December 31, 2016. The increase was mainly driven by the USD 6.5 billion annual dividend payment, net share repurchases of USD 5.2 billion and M&A related payments of USD 0.9 billion, partly offset by USD 10.4 billion free cash flow in 2017. The long-term credit rating for the company continues to be double-A (Moody’s Investors Service Aa3; S&P Global Ratings AA-; Fitch Ratings AA).

2018 Outlook

Barring unforeseen events

Group net sales in 2018 are expected to grow low to mid single digit (cc).

From a divisional perspective, we expect net sales performance (cc) in 2018 to be as follows:
•	Innovative Medicines: grow mid single digit
•	Sandoz: broadly in line to a slight decline
•	Alcon: grow low to mid single digit

Group core operating income in 2018 is expected to grow mid to high single digit (cc).

If mid-January exchange rates prevail for the remainder of 2018, the currency impact for the year would be positive 3 percentage point on net sales and positive 4 percentage point on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Summary Financial Performance

Innovative Medicines	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 756	8 273	6	4	33 025	32 562	1	2
Operating income	1 807	1 360	33	31	7 782	7 426	5	7
As a % of sales	20.6	16.4			23.6	22.8
Core operating income	2 671	2 407	11	9	10 330	10 354	0	2
As a % of sales	30.5	29.1			31.3	31.8

Sandoz	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 595	2 605	0	-4	10 060	10 144	-1	-2
Operating income	305	365	-16	-19	1 368	1 445	-5	-7
As a % of sales	11.8	14.0			13.6	14.2
Core operating income	543	521	4	1	2 080	2 071	0	-1
As a % of sales	20.9	20.0			20.7	20.4

Alcon	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 564	1 444	8	6	6 024	5 812	4	4
Operating loss	- 78	- 120	35	33	- 190	- 132	-44	-14
As a % of sales	-5.0	-8.3			-3.2	-2.3
Core operating income	221	163	36	36	857	850	1	5
As a % of sales	14.1	11.3			14.2	14.6

Corporate	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating income / loss	36	-150	nm	nm	-331	-471	30	27
Core operating loss	-212	-78	nm	nm	-417	-288	-45	-53
nm = not meaningful

Total Group	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 915	12 322	5	2	49 109	48 518	1	2
Operating income	2 070	1 455	42	41	8 629	8 268	4	7
As a % of sales	16.0	11.8			17.6	17.0
Core operating income	3 223	3 013	7	5	12 850	12 987	-1	0
As a % of sales	25.0	24.5			26.2	26.8
Net income	1 976	936	111	58	7 703	6 698	15	12
EPS (USD)	0.85	0.40	113	59	3.28	2.82	16	14
Cash flows from operating activities	3 408	3 591	-5		12 621	11 475	10
Free cash flow	2 456	2 976	-17		10 428	9 455	10

A condensed financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/2163283/832171.pdf.

Novartis Q4 and FY 2017 Condensed Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “innovation,” “poised,” “sustainable growth,” “growth drivers,” “growing,” “Breakthrough Therapy,” “Priority Review,” “submitted,” “accelerated assessment,” “proposed,” “outlook,” “expected,” “to grow,” “pipeline,” “launches,” “priorities,” “will,” “driving,” “growth phase,” “strengthening,” “enabled,” “driven,” “ongoing,” “continued,” “growth plan,” “focused on,” “expect,” “momentum,” “pipelines,” “continues,” “initiate,” “strategic review,” “options,” “progress,” “potential,”  “strategy,” “on track,” “remains a priority,” “would,” “estimated,” “to be executed,” “aims,” “launched,” “guidance,” “launch,” “to be discussed,” “under review,” “recommended,” “next 12 months,” “planned,” “Fast Track designation,” “underway,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the potential outcome of the strategic review being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact of the significant acquisitions and reorganizations of recent years; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Novartis Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the strategic review being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time, or that the result of the strategic review will in fact maximize shareholder value. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the  significant acquisitions and reorganizations of recent years. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant acquisitions and reorganizations of recent years may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Rituxan® is a registered trademark of Biogen. Neulasta® is a registered trademark of Amgen Inc. Humira® is a registered trademark of AbbVie Inc. Stelara® is a registered trademark of Janssen Biotech, Inc. Seretide® is a registered trademark of GlaxoSmithKline. Jakafi® is a registered trademark of Incyte Corporation. Enbrel® is a registered trademark of Amgen Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 122,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Novartis issued its 2017 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2017 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its 2017 Corporate Responsibility Performance Report today, and it is available at www.novartis.com.

Important dates
March 2, 2018      Annual General Meeting
April 19, 2018       First quarter results 2018
May 15-16, 2018     Meet Novartis Management investor event in Basel
July 18, 2018        Second quarter results 2018
October 18, 2018       Third quarter results 2018